82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

November 28, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 28, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 12/5

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

November 28, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces the Grant of Stock Options and Annual General Meeting Results

VANCOUVER, BC – Jennifer Nestoruk, Corporate Secretary of African Metals Corporation (TSX Venture Exchange AFR), is pleased to announce the grant of stock options, to a Director and Officer of the Company, to purchase 200,000 Common Shares in the capital of the Company at $0.47 per share for a term of 5 years. The issuance of the stock options is subject to the Company's stock option plan and the approval of the TSX Venture Exchange.

The Company held its Annual General Meeting on November 26, 2003 at which time Michael F. Bolton, Willis W. Osborne, Mahamadou Keita and Franklin Russell were re-elected to the Company's board of directors. Klaus Eckhoff was also appointed as a director of the Company. Willis W. Osborne was appointed as Chairman of the Board, Klaus Eckhof as President and Jennifer Nestoruk was appointed as Secretary of the Company.

At the Annual General Meeting, the Company submitted an amendment to its Stock Option Plan (the "Plan"), for directors, officers, employees and consultants of the Company, to the shareholders of the Company for their approval to increase the number of Common Shares which may be issued pursuant to the issue of options under the Plan from 1,167,000 to 1,239,962 Common Shares in the capital of the Company. The amendment of the Plan received approval of the disinterested shareholders of the Company at the Annual General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Jennifer Nestoruk
Corporate Secretary